

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail

Mr. Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

>   **Re: Vanguard Natural Resources, LLC**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed September 6, 2011**
>   **File No. 333-175944**

Dear Mr. Smith:

   We have reviewed your amendment and your letter dated September 2, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

The Merger, page 47

Background of the Merger, page 47

1.   We note your disclosure at the bottom of page 52 that on June 14, 2011, Jefferies met with the Encore Conflicts Committee to review Jefferies' preliminary valuation materials and analysis, from a financial point of view, of the March 24 Proposal. Please clarify in this paragraph your description of Jefferies' role in light of your disclosure at the bottom of page 72, where you suggest that Jefferies' role was limited to providing a fairness

opinion at the end of the process: "…Jefferies was not requested to and did not provide advice concerning the structure, the determination of the specific exchange ratio, or any other aspects of the merger. Jefferies was not requested to provide services other than the delivery of its opinion, and did not provide any such services."

2. We note your response to comment 11 in our letter dated August 26, 2011. Please disclose in your filing the explanation that you provided to us in your response letter.

3. We note your response to comment 12 in our letter dated August 26, 2011. Please disclose in your filing the explanation that you provided to us in your response letter.

Unaudited Financial Projections of Vanguard and Encore, page 64

4. We note your statement that in developing projections, "managements of each of Vanguard and Encore GP made numerous material assumptions with respect to Vanguard and Encore." Where you discuss the material assumptions made in developing the projections for the period from 2011 to 2015, please disclose those assumptions, such as the actual assumed prices of crude oil and natural gas, and the bases for those assumptions.

Opinion of the Vanguard Conflicts Committee's Financial Advisor, page 66

5. Please also disclose all material assumptions and other information used as inputs in RBC's analyses. For instance, for the NAV analysis, disclose the estimates RBC used for Vanguard and for Encore as to: (i) proved, developed producing reserves; (ii) proved, developed non-producing reserves; and (iii) proved undeveloped reserves. As another example, disclose the "drilling plans determined after the December 31, 2010 SEC reserve report," the derived cash flows for each of Vanguard and Encore, as well as the "(ii) present value […] of existing hedges," "(iii) changes in working capital," "(iv) the book value or estimated value of other assets (including pipeline assets)," and "(v) other corporate adjustments including net debt." As another example, for the peer group trading statistics analysis, for the "select trading and operational multiples" examined for Vanguard and Encore and the Peer Group, disclose the ranges of the multiples.

Opinion of the Encore Conflicts Committee's Financial Advisor, page 71

6. We note your response to comment 19 in our letter dated August 26, 2011. Please disclose in your filing that the parties do not currently plan to obtain updated fairness opinions. In this regard, we note your disclosure at page 68 that "RBC has not undertaken to reaffirm or revise its opinion or otherwise comment upon events occurring after July 9, 2011 and does not have any obligation to update, revise or reaffirm its opinion." That you do not provide corresponding disclosure in your discussion of Jefferies' opinion seems inconsistent.

7.   We note your response to comment 23 in our letter dated August 26, 2011 and reissue it in part. Please disclose whether any chosen comparative transaction included an acquirer that already owned a significant equity stake in the target. In addition, please disclose whether any of the listed transactions were not consummated.

8.   Please disclose the reason for Jefferies' deviation from the 2011 and 2012 EBITDA estimates prepared by Vanguard and Encore GP management. In this regard, we note your disclosure on page 75 that Jefferies utilized 2011 and 2012 EBITDA estimates for Encore of $133.9 and $126.4 million, respectively. According to page 66, management estimated for Encore 2011 and 2012 EBITDA of $131.2 and $124.4 million, respectively. Similarly, we note your disclosure on page 79 that Jefferies utilized 2011 and 2012 EBITDA estimates for Vanguard of $231.9 million and $218.9 million. According to page 66, management estimated for Vanguard 2011 and 2012 EBITDA of $164.0 and $152.1, respectively. Explain further the adjustment Jefferies made to make clear the difference between the estimates as disclosed on page 66 and the estimates as disclosed on page 79.

Pending Litigation, page 84

Litigation Related to the Merger, page 84

9.   Please disclose in this section the lawsuit filed by Donald A. Hysong in the U.S. District Court for the District of Delaware.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Scott W. Smith
Vanguard Natural Resources, LLC
September 28, 2011
Page 4

    Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any questions.

                                        Sincerely,

                                        /s/ A.N. Parker

                                        Anne Nguyen Parker
                                        Branch Chief